UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-14097

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY

EMPLOYEE SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.

250 Parkway Drive, Suite 270

Lincolnshire, Illinois  60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.             Financial Statements:

Report of Independent Registered Public Accounting Firm, LWBJ, LLP

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008

2.             Exhibit:

23            Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2009	SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2008

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee

Sauer-Danfoss LaSalle Factory Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ LWBJ, LLP

June 23, 2009

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$1,535,059	$2,583,344
Total assets and net assets available for benefits, at fair value	1,535,059	2,583,344
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	36,598	7,309
Total assets and net assets available for benefits, at contract value	$1,571,657	$2,590,653

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2008 and 2007

	2008	2007
Additions
Contributions:
Employees	$—	$12,676
Employers	—	161
Investment income	67,094	187,926
Net realized and unrealized gains on plan investments	—	1,507
Other income	20,747	50,570
Total additions	87,841	252,840

Deductions
Net realized and unrealized losses on plan investments	551,501	—
Benefits paid	550,609	2,966,159
Fees	4,727	9,336
Premiums for life insurance	—	801
Total deductions	1,106,837	2,976,296
Net decrease in net assets available for benefits	(1,018,996)	(2,723,456)

Net assets available for benefits:
Beginning of year	2,590,653	5,314,109
End of year	$1,571,657	$2,590,653

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

1.     Description of the Plan

The following description of the Sauer-Danfoss LaSalle Factory Employee Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covered any person regularly employed by Sauer-Danfoss (US) Company (the “Company”) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility (“LaSalle”).  Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year were excluded from coverage, until the time that such person completed 1,000 hours of service in a consecutive twelve-month period.

The Company closed its LaSalle facility on February 23, 2007.  As a result, there are no active employee participants in the Plan at December 31, 2008 and 2007.  The Plan continues to operate for those participants who have previously received contributions under the Plan and who have not yet exercised their distribution options upon termination of employment.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

Merrill Lynch Bank & Trust Co., FSB (“Trustee”) has been designated as Trustee of the Plan.

Contributions

Prior to the LaSalle closure, the Plan was funded by employee and employer contributions.  Participating employees could contribute a percentage of their eligible compensation ranging from 1% to 100%.  Annual contributions, including life insurance purchased, could not exceed $15,500 in 2007, as indexed by the Internal Revenue Service (the “IRS”).  The Plan also placed certain restrictions on contributions from those employees defined as highly compensated.

Certain participating employees were entitled to receive employer contributions into the Plan on their behalf.  Employees that continued to accrue a benefit after September 1, 2001 under the multiplier formula in the Factory Pension Plan of Sauer-Danfoss (LaSalle) and International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its Local Union No. 285, a separate defined benefit pension plan maintained by the Company, were ineligible to receive employer contributions into the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Contributions (continued)

For employees who received such contributions, the employer contributions consisted of two components:

1)              A base contribution equal to 2% of the employee’s eligible compensation; and

2)              A matching contribution equal to 50% of the employee’s contribution, subject to a maximum matching contribution of 2% of eligible compensation.

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  Merrill Lynch Equity Index Trust XII

•                  Allianz NFJ Small Cap Value Fund — Institutional Class

•                  Thornburg International Value Fund — Class R5

•                  Wells Fargo Small Cap Value (NLD) Fund — Investor Class

•                  Fidelity Equity Income Fund

•                  PIMCO Total Return Fund — Administrative Class

•                  Lord Abbett Mid Cap Value Fund — Class A

•                  American Balanced Fund — Class R4

•                  American Growth Fund of America — Class R4

•                  Fidelity Advisor Mid Cap Fund — Class T

The following funds were removed from the Plan’s investment lineup, effective August 27, 2008:

•                  Managers Special Equity Fund

•                  INVESCO Structured Small Cap Value Equity Trust

•                  INVESCO 500 Index Trust

•                  INVESCO International Equity Trust

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

While still employed, participants could also invest in a life insurance fund which, in turn, could be directed by the participant to purchase life insurance on the participant, on the participant’s spouse and/or on the life of the participant’s children.  Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements.  Balances included in the life insurance fund represent unremitted employee withholdings from participants.  They do not represent assets available for benefits, but rather premiums which were subsequently remitted to the life insurance provider.

Participant accounts are credited for contributions and allocations of Plan earnings or losses.  Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.  As a result of the LaSalle plant closure, all non-vested participants became immediately vested in their employer contributions and earnings thereon.

Payment of Benefits

While still employed, a participant could, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time.  While still employed, a participant could also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary.  On termination of service by reason of death, the participant’s beneficiary(ies) could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash.  A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

2. Summary of Significant Accounting Policies

Plan Expenses

Administrative expenses of the Plan are generally paid by the Company.  However, mutual fund investment fees, collective trust investment fees and commissions with respect to activity in the Sauer-Danfoss Inc. Stock Fund, are paid for by the Plan.  A portion of the mutual fund and collective trust investment fees are used to cover recordkeeping service fees which would otherwise be chargeable to the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.             Summary of Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets.  The Plan’s assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statement of net assets available for benefits presents the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive contracts.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required by the FSP to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through participation in the Invesco Stable Value Fund, a collective trust fund.  As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Invesco Stable Value Fund as well as the adjustment of the portion of the Invesco Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value.

Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available.  Investments not having an established market are valued at fair value, as determined by the Trustee.  The investments in the fully benefit-responsive investment contracts are stated at contract value which is equal to principal value plus accrued interest.

Investments in participant loans are valued at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from securities transactions are reported on the average-cost method.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.             Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Federal Income Taxes

The IRS has determined and informed the Company, by a letter dated May 21, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

3.     Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Plan has adopted the provisions of SFAS No. 157 as of January 1, 2008 for all financial assets and liabilities. Although the adoption of SFAS No. 157 did not materially impact its net assets available for benefits or changes in net assets available for benefits, the Plan is now required to provide additional disclosures as part of its financial statements.

SFAS No. 157 establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table shows assets measured at fair value as of December 31, 2008 on the Plan’s statement of net assets available for benefits and the input categories associated with those assets:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
		in Active Markets	Significant Other	Significant
	December 31,	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Investments:
Mutual funds	$702,835	$702,835	$—	$—
Common/collective trusts	822,106	59,022	763,084	—
Sauer-Danfoss Inc. stock fund	10,091	10,091	—	—

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust

The fair value of investments of the Trust at December 31, 2008 and 2007 were as follows:

	2008	2007

INVESCO Stable Value Trust (2) (3)	$763,084	$1,041,409
INVESCO Structured Small Cap Value Equity Trust	—	41,564
INVESCO 500 Index Trust (3)	—	140,268
INVESCO International Equity Trust	—	71,811
Merrill Lynch Equity Index Trust XII (1)	59,022	—
Allianz NFJ Small Cap Value Fund - Institutional Class	25,638	—
Thornburg International Value Fund - Class R5 (2)	34,492	—
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	31,611	—
Fidelity Equity Income Fund (2) (3)	238,062	469,405
PIMCO Total Return Fund - Administrative Class	21,038	20,174
Lord Abbett Mid Cap Value Fund - Class A	14,588	48,984
American Balanced Fund - Class R4 (2) (3)	154,404	234,172
American Growth Fund of America - Class R4 (2) (3)	132,586	337,346
Managers Special Equity Fund	—	67,412
Fidelity Advisor Mid Cap Fund - Class T	50,416	102,582
Sauer-Danfoss Inc. Stock Fund (1)	10,091	8,062
Life Insurance Fund Assets	—	155
Cash	27	—
	$1,535,059	$2,583,344

(1) Party-in-interest of the Plan.

(2) Investments representing more than 5% of net assets available for benefits at December 31, 2008.

(3) Investments representing more than 5% of net assets available for benefits at December 31, 2007.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2008 and 2007 were as follows:

	2008	2007

Interest	$27	$863
Dividends	67,067	187,063
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust	—	18
INVESCO Structured Small Cap Value Equity Trust	(824)	(3,659)
INVESCO 500 Index Trust	(13,657)	15,152
INVESCO International Equity Trust	(11,268)	8,492
Merrill Lynch Equity Index Trust XII (1)	(26,850)	—
Allianz NFJ Small Cap Value Fund - Institutional Class	(12,123)	—
Thornburg International Value Fund - Class R5	(14,263)	—
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	(19,697)	—
Fidelity Equity Income Fund	(195,580)	(23,321)
PIMCO Total Return Fund - Administrative Class	(1,257)	607
Lord Abbett Mid Cap Value Fund - Class A	(22,051)	(7,861)
American Balanced Fund - Class R4	(61,867)	7,701
American Growth Fund of America - Class R4	(102,954)	21,585
Managers Special Equity Fund	(12,387)	(13,368)
Fidelity Advisor Mid Cap Fund - Class T	(55,545)	(231)
Sauer-Danfoss Inc. Stock Fund (1)	(1,178)	(3,608)
Loan Fund	—	—
	$(484,407)	$189,433

(1) Party-in-interest of the Plan.

5.     Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

6.     Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Stock Fund.  The Trustee of the Plan was a party-in-interest in 2008 because Plan participants were able to invest in certain funds offered by affiliates of the Trustee.  These transactions are exempt and are not prohibited by ERISA.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

EIN: 42-1345015

PN: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO	Stable Value Trust	$799,682	$799,682
*	Merrill Lynch	Equity Index Trust XII	82,951	59,022
	Allianz NFJ	Small Cap Value Fund - Institutional Class	37,761	25,638
	Thornburg	International Value Fund - Class R5	47,953	34,492
	Wells Fargo	Small Cap Value (NLD) Fund - Investor Class	47,234	31,611
	Fidelity Investments	Equity Income Fund	375,105	238,062
	PIMCO	Total Return Fund - Administrative Class	22,076	21,038
	Lord Abbett Family of Funds	Mid Cap Value Fund - Class A	27,543	14,588
	American Funds	Balanced Fund - Class R4	199,558	154,404
	American Funds	Growth Fund of America - Class R4	169,534	132,586
	Fidelity Investments	Fidelity Advisor Mid Cap Fund - Class T	95,708	50,416
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	8,371	10,091
	Cash	Cash	27	27

			$1,913,503	$1,571,657

*	Party-in-interest

See accompanying notes.